November 21, 2024

Eimear P. Bonner
Vice President and Chief Financial Officer
Chevron Corporation
5001 Executive Parkway
Suite 200
San Ramon, California 94583-5006

       Re: Chevron Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-00368
Dear Eimear P. Bonner:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation